UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number ____________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation
200 Nyala Farm Road
Westport, Connecticut  06880

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 19, 2015

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Cash	$2,495	$123,397
Investments:
Mutual Funds at fair value (see Notes 3 & 4)	351,617,505	321,154,466
Common Stock at fair value (see Notes 3 & 4)	54,104,651	85,317,473
Common Collective Trust at fair value (see Notes 3 & 4)	24,428,388	27,074,195
Total investments	430,150,544	433,546,134
Receivables:
Participants’ contributions	107	805,318
Employer contributions	538,436	979,973
Notes receivable from participants	15,568,218	14,373,405
Total receivables	16,106,761	16,158,696
NET ASSETS REFLECTING ALL ASSETS AT FAIR VALUE	446,259,800	449,828,227
Adjustment from fair value to contract value for fully benefit- responsive investment contracts (see Note 4)	(357,058)	(408,091)
NET ASSETS AVAILABLE FOR BENEFITS	$445,902,742	$449,420,136

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
ADDITIONS (REDUCTIONS):
Net depreciation in fair value of investments	$(27,897,054)
Interest and dividends from investments	22,877,766
Interest from participants’ notes receivable	660,050
Participant contributions	23,939,219
Employer contributions	16,320,707
Rollover contributions	2,197,607
Total additions	38,098,295

DEDUCTIONS:
Benefits paid to participants	(41,399,039)
Administrative fees	(216,650)
Total deductions	(41,615,689)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(3,517,394)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	449,420,136

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$445,902,742

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Employees covered by the Plan (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (the “Company”) meeting minimum eligibility requirements (“Eligible employees”). The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A committee, consisting of at least three members appointed by the Company’s Board of Directors, administers the benefit structure of the Plan (“Administrative Committee”). The Administrative Committee is considered the plan administrator for purposes of ERISA.

Participant Eligibility – Eligible employees may begin participation on the first day of the month following their hiring, with the exception of Powerscreen USA, LLC d/b/a Simplicity Engineering, Inc's. (“Simplicity”) participants who are subject to collective bargaining agreements (“Represented Participants”), who are eligible to participate in the Plan after 120 days of service.

Contributions – Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax and Roth contribution permitted under Internal Revenue Service (“IRS”) regulations in 2014 was $17,500. Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Company contributions and the maximum catch-up contributions permitted by IRS regulations in 2014 was $5,500.

The Company provides safe harbor matching contributions of 100% of participant contributions to the Plan up to a maximum of 5% of their compensation.
The Company may make, at its sole discretion, supplementary contributions.

Contributions (excluding catch-up contributions) are limited in that the sum of: a) total Company contributions; b) total participant pre-tax contributions; c) total participant Roth contributions and d) total participant post-tax contributions, cannot exceed the lesser of: i) $52,000 or ii) 100% of the participant’s total compensation for the year. Participants are able to direct both participant and Company contributions and redistribute accumulated contributions and earnings between investment alternatives.

For any plan year in which a participant may make both pre-tax and Roth elective contributions, distribution of excess deferrals shall be made from the pre-tax elective contributions before the Roth elective contributions to the extent such type of elective contributions were made for the year, unless the participant specifies otherwise.

All employees under the Plan are subject to automatic enrollment for participant pre-tax contributions equal to 2% of their compensation. Participants may elect to opt out of automatic enrollment. The Plan provides for automatic elective contribution notices.

Vesting – Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions, plus any actual earnings thereon.

Forfeitures – Nonvested (prior to safe harbor matching provisions) Company contributions of participants who have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative fees. However, participants who return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited. At December 31, 2014 and 2013, respectively, forfeited nonvested accounts totaled $109,376 and $225,372. These accounts will be used to offset future Company contributions or pay the Plan’s administrative fees. During the year ended December 31, 2014, $132,255 of the forfeiture account was used to offset Company contributions or for payment of the Plan’s expenses.

Allocation of Earnings – Each participant’s account is credited with contributions and an allocation of earnings (losses) from the respective investment funds. A participant’s contributions and related Company contributions are used to purchase shares in the various investment alternatives. The value of and the earnings credited to a participant’s account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

Payment of Benefits – Upon retirement, disability or death, the entire balance of the participant’s account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the entire balance of his/her account; however, if the balance of the participant’s account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, basic Roth contributions, rollover and after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000. For amounts less than $1,000 a distribution is made to the participant.

Notes Receivable from Participants – Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the plan administrator and certain other restrictions. Terms of all loans are established by the plan administrator. As of December 31, 2014, interest rates on participant loans ranged from 4.25% to 9.00% with maturities at various dates through 2029.

Participant-directed Investments – All assets of the Plan are participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include various mutual funds, a common collective trust, Company Common Stock or a self-directed brokerage account. If a participant does not elect an investment option in which to invest their deferrals the Plan will invest their contributions in a Qualified Default Investment Alternative (“QDIA”). Currently the Plan’s QDIA’s are the Fidelity Freedom Funds (2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055). The participant’s projected retirement date, based on their date of birth, will determine which Fidelity Freedom Fund their contributions will be invested in.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Expenses – Fees and expenses related to administering the Plan are generally paid by the Company. Investment management fees and loan administration fees are paid by participants.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodian (see Note 3). Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net depreciation in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits has been prepared using the contract value of fully benefit-responsive investment contracts. See Note 4 for additional information.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Unit Values – Individual participant accounts in the common collective trust (the “Trust”) described below are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the Trust, but do have an interest therein represented by units valued daily. The funds in the Trust earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund within the Trust are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

3. FAIR VALUE MEASUREMENT

The Plan performs fair value measurements in accordance with Accounting Standards Codification (“ASC”) 820. ASC 820, “Fair Value Measurement and Disclosure” (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Determining which category an asset or liability falls within this hierarchy requires judgment. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds were derived from quoted market prices as all of these instruments have active markets. The Trust value is determined by the contractual terms of the underlying guaranteed investment contracts (“GICs”) and is priced based on the market value of the underlying investments in the portfolio which may include U.S. treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and derivative instruments, including futures, options, and swaps.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 (Level 1 and 2 are defined above):

	12/31/2014	Level 1	Level 2
Mutual funds:
Large cap
Value	$11,999,973	$11,999,973	$—
Blend	23,547,999	23,547,999	—
Growth	62,005,266	62,005,266	—
Mid cap
Value	39,114,543	39,114,543	—
Blend	2,239,351	2,239,351	—
Growth	8,765,321	8,765,321	—
Small cap
Blend	7,388,804	7,388,804	—
Fixed income
Government bond	14,940,822	14,940,822	—
Corporate bond	4,924,046	4,924,046	—
Money market	23,885,839	23,885,839	—
International	25,062,310	25,062,310	—
Balanced	15,718,196	15,718,196	—
Lifecycle	111,082,866	111,082,866	—
Self-directed	942,169	942,169	—
Common stock:
Industrials	54,104,651	54,104,651	—
Common/collective trust funds:
Stable value	24,428,388	—	24,428,388
Total investments measured at fair value	$430,150,544	$405,722,156	$24,428,388

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 (Level 1 and 2 are defined above):

	12/31/2013	Level 1	Level 2
Mutual funds:
Large cap
Value	$11,637,470	$11,637,470	$—
Blend	22,286,718	22,286,718	—
Growth	57,569,808	57,569,808	—
Mid cap
Blend	27,345,946	27,345,946	—
Growth	17,651,406	17,651,406	—
Small cap
Blend	7,357,812	7,357,812	—
Fixed income
Government bond	12,993,057	12,993,057	—
Corporate bond	4,859,232	4,859,232	—
Money market	26,370,346	26,370,346	—
International	26,065,865	26,065,865	—
Balanced	14,162,204	14,162,204	—
Lifecycle	92,762,298	92,762,298	—
Self-directed	92,304	92,304	—
Common stock:
Industrials	85,317,473	85,317,473	—
Common/collective trust funds:
Stable value	27,074,195	—	27,074,195
Total investments measured at fair value	$433,546,134	$406,471,939	$27,074,195

4. INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2014	2013
Terex Corporation Common Stock	$54,104,651	$85,317,473
Fidelity Retirement Money Market Portfolio Fund	$23,885,839	$26,370,346
Fidelity Contrafund	$32,441,667	$31,066,469
Fidelity Low Priced Stock Fund	$28,540,130	$27,345,946
Fidelity Freedom 2020 Fund	$26,907,790	$24,919,145
Fidelity Freedom 2030 Fund	$30,990,628	$28,236,641
Fidelity Growth Company Fund	$29,563,599	$26,503,339
Fidelity Managed Income Portfolio Class II	$24,428,388	$27,074,195

For the year ended December 31, 2014, the net depreciation in fair value of the Plan’s investments, including investments purchased, sold and held during the year were as follows:

Mutual Funds	$(505,117)
Common Stock	(27,391,937)
Total	$(27,897,054)

The Plan has an interest in Fidelity Managed Income Portfolio Class II (“MIP”), a common collective trust. The MIP is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The MIP’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP invests in underlying assets (typically fixed income securities or bonds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value, as reported to the Plan, represents the principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company. There is no immediate recognition of investment gains and losses. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the MIP under the wrapper contract. The wrapper contract also provides for the payment of participant withdrawals and exchanges at contract value. The contract value as of December 31, 2014 and 2013 was $24,071,330 and $26,666,104, respectively; the fair value, as of December 31, 2014 and 2013 was $24,428,388 and $27,074,195, respectively.

Wrapper contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates estimated future market value with the portfolio’s contract value. The crediting rate is based on a formula agreed upon with the issuer of the wrapper contract with the requirement that interest rates may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate may be affected by many factors, including purchases and redemptions by unit holders. Certain events limit the ability of the Plan to transact at contract value with the wrapper contract issuer. Such events include the following: (1) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification to the Plan or administration of the Plan that is not consented to by the wrapper contract issuer, and (4) transfer of assets from the fund directly to a competing option. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The wrapper contract issuer may terminate a wrapper contract for cause at any time.

The average yields earned by contracts held by the MIP was approximately 1.67% for the year ended December 31, 2014. The average yield earned by the Plan for contracts held by the MIP based on the actual interest rates credited to participants was approximately 1.07% for the year ended December 31, 2014.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

For details on risks facing the Company, see Item 1A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

6. CONTINGENCIES

During the first quarter of 2010, four putative class action lawsuits that generally cover the period between December 31, 2007 and February 2009 were filed in the United States District Court, District of Connecticut. The actions were consolidated by the court and a consolidated complaint was filed in the United States District Court for the District of Connecticut on September 20, 2010. The lawsuit is entitled In Re Terex Corp. ERISA Litigation. The complaint asserts claims under ERISA against the Company, the Plan's Administrative Committee, the Company’s Board of Directors, and certain other individuals alleged to have fiduciary responsibility. The Plan itself is not named as a defendant or otherwise as a party to the lawsuit. These complaints, purportedly brought on behalf of all participants in the Plan and on behalf of the Plan, allege, among other things, that there were breaches of fiduciary duty related to investments in the Company’s stock. The complaints all seek unspecified compensatory damages, costs, and expenses from the Company and the named individuals. The lawsuit is at the very early stages. The Company and the named individuals believe that they have acted, and continue to act, fully in compliance with ERISA, and that the allegations are without merit. The Company and the named individuals filed a motion to dismiss the lawsuit. While the motion is currently pending before the court, on May 22, 2015 an agreement in principle was reached to settle the action for $2,500,000 to be paid by the Company, the proceeds of which (after deduction of legal fees) will be distributed to putative class participants.

For further details on these lawsuits, see Note Q in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

7. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. In addition to serving as trustee, Fidelity also serves as custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services and loan administration and other record keeping services were $188,682 for the year ended December 31, 2014. Fees paid for legal and accounting services were $27,968 for the year ended December 31, 2014. In addition, transactions in common stock and notes receivable from participants qualify as party-in-interest transactions.

8. INCOME TAX STATUS

The Plan received a determination letter, dated June 26, 2012, in which the IRS stated that the Plan as amended and restated on January 24, 2012 met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation. The Plan has been amended subsequent to receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and identify any tax return filing positions that constitute uncertain tax positions and assess each uncertain tax position for recognition, measurement and effective settlement. If the Plan has determined that an uncertain tax position does not satisfy the more likely than not recognition threshold of ASC 740, "Income Taxes," it will record no tax benefit. If the Plan has determined that an uncertain tax position is more likely than not to be sustained, the Plan would measure and record the largest amount of tax benefit greater than 50% likely to be recognized. The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Administrative Committee believes the Plan is no longer subject to income tax examinations for years prior to 2011.

9. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant’s account will be distributed as directed by the trustee.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2014	2013
Net assets available for plan benefits per the financial statements	$445,902,742	$449,420,136
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	357,058	408,091
Net assets available for plan benefits per Form 5500	$446,259,800	$449,828,227

The following is a reconciliation of net decrease in assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Total net decrease in assets available for benefits per the financial statements	$(3,517,394)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(408,091)
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	357,058
Total net decrease in assets available for benefits per the Form 5500	$(3,568,427)

TEREX CORPORATION AND AFFILIATES' EIN #34-1531521 401(k) RETIREMENT SAVINGS PLAN Plan #004 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Investments:
	Mutual Funds:
	Baron Growth Fund Institutional	Mid Growth	(1)	$8,765,322
	T Rowe Price Dividend Growth	Large Blend	(1)	2,804,716
	The Hartford International Opportunities Fund	International	(1)	6,525,635
	John Hancock Disciplined Value	Mid Value	(1)	10,574,413
	MFS Value Fund	Large Value	(1)	11,999,973
	PIMCO Total Return Institutional	Government Bond	(1)	10,475,620
	PIMCO Real Return Asset Institutional	Government Bond	(1)	3,526,948
*	Fidelity Spartan US Bond Index Fund	Government Bond	(1)	938,254
	Glenmede Small Cap Equity IS	Small Blend	(1)	7,388,804
	Goldman Sachs High Yield	Corporate Bond	(1)	4,924,046
*	Fidelity Spartan Market Extended Index Fund	Mid Blend	(1)	2,239,351
*	Fidelity Spartan 500 Index Fund	Large Blend	(1)	12,348,558
*	Fidelity Spartan International Index Fund	International	(1)	1,377,726
*	Fidelity Contrafund	Large Growth	(1)	32,441,667
*	Fidelity Growth Company Fund	Large Growth	(1)	29,563,599
*	Fidelity Balanced Fund	Balanced	(1)	15,718,196
*	Fidelity Low Priced Stock Fund	Mid Value	(1)	28,540,130
*	Fidelity Diversified International Fund	International	(1)	17,158,949
*	Fidelity Dividend Growth Fund	Large Blend	(1)	8,394,725
*	Fidelity Freedom Income Fund	Life Cycle	(1)	6,235,173
*	Fidelity Freedom 2010 Fund	Life Cycle	(1)	8,946,208
*	Fidelity Freedom 2015 Fund	Life Cycle	(1)	779,918
*	Fidelity Freedom 2020 Fund	Life Cycle	(1)	26,907,790
*	Fidelity Freedom 2025 Fund	Life Cycle	(1)	3,213,261
*	Fidelity Freedom 2030 Fund	Life Cycle	(1)	30,990,628
*	Fidelity Freedom 2035 Fund	Life Cycle	(1)	2,269,694
*	Fidelity Freedom 2040 Fund	Life Cycle	(1)	17,491,030
*	Fidelity Freedom 2045 Fund	Life Cycle	(1)	1,652,942
*	Fidelity Freedom 2050 Fund	Life Cycle	(1)	10,744,079
*	Fidelity Freedom 2055 Fund	Life Cycle	(1)	1,852,143
*	Fidelity Retirement Money Market Portfolio Fund	Fixed Income	(1)	23,885,839
*	Self-directed - Fidelity Brokerage Link	Various	(1)	942,168
		Subtotal Mutual Funds		351,617,505
	Common Stock:
*	Terex Corporation	Common Stock	(1)	54,104,651

(Continued on following page)

TEREX CORPORATION AND AFFILIATES' EIN #34-1531521 401(k) RETIREMENT SAVINGS PLAN Plan #004 SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2014 (Continued)

	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class II	Common Collective Trust	(1)	24,428,388
		Subtotal Investments		430,150,544
	Loans:
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9% with maturities at various dates through 2029	—	15,568,218
	Cash:
*	Self-directed Fidelity Brokerage Link	Cash	—	2,495
		Total		$445,721,257

* Denotes a party-in-interest to the Plan.

(1) Cost information is not required for participant-directed funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

Date:	June 19, 2015	/s/ Robert K. Brown
By: Robert K. Brown
Vice President, Compensation & Benefits
Terex Corporation